UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

SINOCUBATE, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

829358100
 (CUSIP Number)

Viking Investments Group LLC
c/o Tom Simeo
65 Broadway, Suite 501
New York, NY 10006
Tel:  (212) 359 4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2008
 (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 87163D101	13D

1.	NAMES OF REPORTING PERSONS Viking Investments Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 632,157
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 632,157
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,157
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2008, by Viking Investments Group LLC (the “Schedule 13D”).  Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as supplemented by the information contained herein or otherwise expressly indicated below, the information provided in the Schedule 13D remains in effect.

On September 22, 2008, SinoCubate, Inc., a Nevada corporation (formerly, Synthenol, Inc.)  or the Company entered into an agreement with Viking Investments Group LLC (“Viking”), relating to the issuance of 284,637 shares (the “Shares”) of the Company’s common stock to Viking in exchange for the release of the Company by Viking from an obligation to repay certain debt of the Company owing to Viking in the aggregate amount of $270,405.  The amount of the Shares was determined by dividing $270,405 by $0.95 which is equal to the price per share Viking paid for certain shares of the Company’s common stock pursuant to a stock purchase agreement dated as of August 15, 2008 (“Stock Purchase Agreement”) between the Company, certain of its shareholders and Viking as reported on a Current Report on Form 8-K filed with the Commission on August 21, 2008.   The referenced debt of the Company had been assigned to Viking pursuant to certain assignment agreements dated August 15, 2008 in connection with the Stock Purchase Agreement.  The issuance of the Shares was conditioned upon the concurrent execution and delivery of an agreement between Viking and the Company relating to the release of the Company from the obligation to repay the referenced debt to Viking.

This Amendment is being filed by Viking to disclose its ownership of 63.5% of the Company’s outstanding common stock.

Item 1.  Security and Issuer.

This Amendment relates to the common stock, $0.001 par value per share of the Company.  The principal office of the Company is located at 65 Broadway, Suite 501, New York, NY 10006.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

Viking acquired the Shares pursuant to an agreement to convert certain promissory notes it held into shares of the Company as described in the Explanatory Note above.

Item 4.  Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

Viking acquired the Shares in order to release the Company from an obligation repay certain promissory notes by converting such promissory notes into common shares of the Company as described in the Explanatory Note above.

Except as set forth in this Amendment, Viking has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

(a)
Viking is the beneficial owner of 632,157 shares of the Company’s common stock, representing 63.5% of the outstanding shares of the Company’s common stock.  Viking does not own any other securities of the Company.  The number of shares of the Company’s outstanding common stock was reported to be 995,665 in the Company’s last quarterly report as filed with the Commission.

(b)	Viking has the sole power to vote and dispose of the 632,157 shares.

(c)	Except for the transactions described in the Explanatory Note above, Viking did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note and elsewhere in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Viking and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1
Letter Agreement dated as of September 22, 2008, by and among the Company and Viking Investments Group LLC (Incorporated by reference to the Current Report on Form 8-K of the Company, filed with the Securities and Exchange Commission on September 24, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2008

Viking Investments Group LLC

By:	/s/ Tom Simeo
Name: Tom Simeo
Title: Managing Partner